Filed by Lantheus Holdings, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 – 23143

The following are excerpts from the transcript for the earnings call held by Lantheus Holdings, Inc. for the quarter ended September 30, 2019. This transcript was prepared by a third party and has not been independently verified and may contain errors.

Mary Anne Heino:

. . . .

Before detailing our strong earnings performance for the third quarter, I’ll first speak to the announcement we made earlier this month of our proposed acquisition of Progenics Pharmaceuticals, an oncology company with a portfolio of radiopharmaceutical and AI products focused on diagnostic and therapeutic solutions to find, fight and follow cancer. This is an exciting transaction, and I’d like to walk through some of the key strategic and financial rationale why we believe strongly in the combination and the value it will create for stockholders of both companies.

As mentioned on the transaction announcement, this acquisition is a result of a long and careful evaluation of the opportunities and benefits of the combination; an evaluation that started with our initial conversations with the Progenics team in early 2018. As we learn more about Progenics and their innovative portfolio, especially over the past 9 months during extensive due diligence with professional advisers, it became increasingly clear that the fit between our companies is incredibly strong and that the business and operations of Progenics will benefit from Lantheus’ strengths.

Lantheus has a proven track record of creating long-term shareholder value, as demonstrated by total shareholder returns since our IPO in 2015, of 232%. We’ve accomplished this through our commercial and operational excellence, backed by financial discipline. With these capabilities and our expertise in managing global complex isotope supply chains, we believe Lantheus is uniquely positioned to optimize Progenics’ radiopharmaceutical operations and maximize the value of the combined companies’ portfolios.

. . . .

Regarding radiopharmaceuticals, Lantheus has always been a pioneer in this field, introducing the first planar and then SPECT products to the market. We had 2 PET candidates in our pipeline: Flurpiridaz F 18; and LMI 1195, our neuronal diagnostic agent for the management of neuroendocrine tumors. These represent the next generation of precision diagnostics. The acquisition of Progenics enhances our radiopharmaceutical offerings in the oncology space.

Specifically, one of the most important ways this transaction plays directly to our strengths is with Progenics’ AZEDRA, the first and only FDA-approved product used to treat certain rare neuroendocrine tumors, specifically, pheochromocytoma and paraganglioma. With Lantheus’ core capabilities in just-in-time manufacturing and distribution of radiopharmaceuticals to maximize available supply for its customers, we are best positioned to enhance AZEDRA’s launch and deliver substantial revenue growth. We looked extensively at Progenics’ manufacturing infrastructure as part of our robust due diligence process, including spending time at Progenics facilities.

We are confident that we can apply best practices from our existing radiopharmaceutical manufacturing capabilities as well as leverage our experience launching and scaling up manufacturing for new launches. In addition, with our commercial demonstrated history of excellence, we believe we will be able to position AZEDRA for enhanced long-term success.

Additionally, this acquisition brings an integrated oncology platform, including a suite of products that provide clinicians a more complete offering for the management of prostate cancer patients. Products range from initial diagnosis through treatment, including an AI algorithm to assist in interpreting images. The diagnostic and therapeutic target, prostate-specific membrane antigen, or PSMA, is a critical marker for prostate cancer, an area with significant unmet patient need and one of the most promising areas in radiopharmaceuticals today.

That said, with this transaction, Lantheus will not transform into a biotech company with a typical cash burn profile. First, the acquisition brings 3 FDA-approved and commercialized products. Second, while Progenics comes with a robust pipeline, several of those products are already licensed to partners who will bear the development cost necessary to advance those product candidates to market. Finally, for the assets we will advance to market, we will apply Lantheus’ disciplined financial approach to R&D across the portfolio to prioritize projects and execute efficient development.

Earlier, I referenced the integrated oncology platform of products within Progenics’ pipeline. Within that PSMA platform, PyL represents a near-term growth driver and as a radiopharmaceutical diagnostic agent fit squarely in Lantheus’ core portfolio and expertise. PyL is an F 18 diagnostic agent that enables visualization of both bone and soft tissue metastases to determine the presence or absence of locally advanced recurrent and/or metastatic prostate cancer. We believe it has the potential to be a meaningful advancement for the prostate oncology market, as it is highly specific to prostate cancer cells and not confounded by degenerative or inflammatory conditions. PyL studies have illustrated the impressive clarity and detail of a PyL image as well as demonstrated early detection of disease, including in men with very low PSMA levels. PyL has the opportunity to be an important tool in the management of patients with biochemically recurrent prostate cancer and, importantly, could represent a significant advancement in the management of prostate cancer patients overall.

Progenics pipeline also includes a prostate cancer therapeutic, I 131 1095. This product recently began enrolling patients in its Phase II clinical trial, the ARROW study. The ARROW study is designed to yield interim data, which will further guide development decisions of this important product.

Finally, this integrated prostate suite of products is rounded out with an artificial intelligence product, which is in late-stage development and will be a PSMA-based imaging technology.

As we continue to work to bring these 2 companies together, we are even more confident that Progenics’ product portfolio is an ideal fit within Lantheus’ vision for growth, both in the near and long term. We see great opportunity to drive success immediately over the next 1.5 years by capturing the near-term opportunities that I just walked through.

Part of the process going forward will include, among other materials, the filing of our Form S-4 with the SEC. This filing will contain additional information about the strategic rationale for the transaction, select financial data for pro forma company and our operating strategy for the combined company.

. . . .

Robert J. Marshall:

. . . .

Beginning with the Progenics acquisition. The business model we envisioned for the combined company is grounded in financial discipline and accountability, consistent with the way we operate at Lantheus. We see a clear, well-defined path to accretion and enhanced free cash flows. Near-term dilution over the next 24 months will be the result of needed investments to bolster commercial, manufacturing and clinical pathways for certain of the combined companies’ developmental pipeline, ahead of the strong revenue growth that we expect to generate from these products as we ramp their commercialization. We plan to be diligent in our pursuit of accretion and then realizing the value we see in this transaction for stockholders.

For example, with a combined focus on capturing manufacturing efficiencies as well as favorable product mix with a growing diversified revenue stream, we expect gross margins to expand by nearly 800 basis points over the legacy Lantheus run rate by the end of year 3.

Further, as I mentioned on the announcement call, we will employ a fully dedicated integration project management office in an effort to capture between $15 million and $20 million of G&A synergies from the Progenics 2019 baseline expenses.

Also as we study the third-party models, Progenics appears to have a much higher expense and CapEx profile than it would under Lantheus’ management. Our existing infrastructure, notably from a customer service and commercial operations perspective, will allow the combined company to avoid significant assumed expenses in future operating periods that Progenics as a standalone entity would have had to build.

Finally, as we mentioned at the time of the transaction announcement, we structured the deal as an all-stock transaction to maintain and protect our financial flexibility going forward. This will provide the company with access to capital in the future and preserve our ability to evaluate disciplined strategies to both create and return value to stockholders.

. . . .

Mary Anne Heino:

. . . .

Our agreements with Progenics and NanoMab allow us to leverage our core competencies, mainly our commercialization capabilities in nuclear isotopes.

Overall, our third quarter results and operational achievements reflect strength across our business. I remain optimistic about the future and delivering on our strategic vision in the quarters and years to come. We are encouraged by our financial performance and business results as we move towards the close of another strong year for Lantheus and the close of the Progenics transaction in the first quarter of 2020.

. . . .

Important Information For Investors And Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction, Lantheus Holdings intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Lantheus Holdings and Progenics that also constitutes a prospectus of Lantheus Holdings. Each of Lantheus Holdings and Progenics also plan to file other relevant documents with the SEC regarding the proposed transaction. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Lantheus Holdings and Progenics. INVESTORS AND SECURITY HOLDERS OF LANTHEUS HOLDINGS AND PROGENICS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Lantheus Holdings or Progenics through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Lantheus Holdings will also be available free of charge on Lantheus Holdings’ website at https://www.lantheus.com/ or by contacting Lantheus Holdings’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001. Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ internet website at https://www.Progenics.com/ or by contacting Progenics’ Investor Relations Department by email at mdowns@Progenics.com or by phone at (646) 975-2533.

Certain Information Regarding Participants

Lantheus Holdings, Progenics, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Lantheus Holdings is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019, and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus Holdings in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Information about the directors and executive officers of Progenics is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019. Other information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Lantheus Holdings or Progenics as described above.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential,” “opportunity,” “creates” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating shareholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Lantheus

Holdings’ and Progenics’ plans, estimates or expectations could include, but are not limited to: (i) Lantheus Holdings or Progenics may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Lantheus Holdings or Progenics to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Lantheus Holdings or Progenics does business, or on Lantheus Holdings’ or Progenics’ operating results and business generally; (v) Lantheus Holdings’ or Progenics’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Lantheus Holdings or Progenics may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Lantheus Holdings or Progenics may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Lantheus Holdings and Progenics are set forth in their respective filings with the SEC, including each of Lantheus Holdings’ and Progenics’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Lantheus Holdings and Progenics file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of these materials. Except as required by law, Lantheus Holdings and Progenics assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.